UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s 2025 Annual General Meeting

At the 2025 annual general meeting of shareholders of MDJM LTD (the “Company”) held on September 22, 2025, at 10:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Yuan Gong as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;
6.	To re-appoint RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025;
7.	To authorize, establish and designate two new classes of ordinary shares of US$0.025 par value each (the “Ordinary Shares”), being Class A Ordinary Shares (the “Class A Shares”) and Class B Ordinary Shares (the “Class B Shares”), with each of the Class A Shares and Class B Shares having the rights and privileges set out in the second amended and restated memorandum and articles of association of the Company (the Amended and Restated Articles);
8.

To redesignate:

(i)       408,000 authorized and issued Ordinary Shares held by MDJH LTD as Class B Shares;

(ii)      660,686 of the authorized and issued Ordinary Shares, not including those held by MDJH LTD, as Class A Shares; and

(iii)     931,314 of the authorized but unissued Ordinary Shares as Class A Shares; (together, the “Re-Designation of Share Capital”);

9.	To adopt the Amended and Restated Articles in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association (the “Existing Articles”); and
10.	To consent, for the purposes of article 2.7 of the Company’s Existing Articles, as applicable, to any modification of rights of the Ordinary Shares effected by the Re-Designation of Share Capital (the “Consent to Modification of Ordinary Share Rights”).

A total of 426,224 votes, representing 39.88% of the votes exercisable as of August 20, 2025, the record date, were present in person or by proxy at the 2025 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Mr. Siping Xu	423,411	2,813	0
Re-election of Mr. Yuan Gong	423,405	2,813	6
Re-election of Mr. Zhenlei Hu	423,404	2,814	6
Re-election of Mr. Liding Sun	423,421	2,797	6
Re-election of Mr. Wei Guan	423,422	2,796	6
Re-appointment of RBSM LLP	423,459	2,766	0
The authorization, establishment, and designation of new classes of shares	422,396	3,827	0
The re-designation of share capital	422,397	3,803	24
The adoption of the second amended and restated memorandum and articles of association	422,419	3,796	8
The consent to the modification of ordinary share rights	422,404	3,796	24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: September 23, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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